UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 2

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Ambassador Gustavo Meza-Cuadra Velásquez

Embassy of Peru in the United States

1700 Massachusetts Avenue NW

Washington, D.C. 20036

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Alex M. Herman, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment No. 2 to the annual report of the Republic of Peru on Form 18-K for the year ended December 31, 2021, as amended, comprises:

(a)	Pages numbered 1 to 3 consecutively.

(b)	The following exhibits:

Exhibit E: Recent Developments.

This amendment No. 2 to the annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment No. 2 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., on the 31 day of May 2023.

By:	/s/ Irving Jaime
Name:	Irving Jaime
Title:	Minister – Deputy Chief of Mission at the Embassy of Peru to the United States

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